UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 16, 2008

IRWIN FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

INDIANA	**0-6835**	**35-1286807**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of Principal Executive Offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On September 16, 2008, Irwin Financial Corporation's Indiana state-chartered bank subsidiary, Irwin Union Bank and Trust Company (the "Bank"), entered into an agreement with Roosevelt Management Company LLC, a Delaware limited liability company ("Roosevelt") to amend the Asset Purchase Agreement entered into between them dated as of July 18, 2008 (the "Residuals Asset Purchase Agreement") and previously reported in a Current Report on Form 8-K filed with the Securities and Exchange Commission on July 24, 2008.

The Residuals Asset Purchase Agreement relates to the sale by the Bank to Roosevelt of residual interests and related mortgage servicing rights and obligations associated with certain of the Bank's prior home equity securitizations, plus the assumption by Roosevelt of certain liabilities in connection with home equity lines of credit included within those securitizations (the "residual interest transactions"). The closing of the residual interest transactions is subject to the receipt of third party consents and approvals.

The primary purposes of the above-referenced amendment were to extend the agreed-upon time periods contemplated for obtaining certain of the third party consents and approvals, and to provide as a condition of the residual interest transactions that the parties execute an agreement for the sale to Roosevelt of portions of the Corporation's home equity lending and servicing operations (the "Platform Agreement"). The deadline for receiving one of these third party consents is September 26, 2008, and the deadline for executing the Platform Agreement is September 22, 2008. In the event that either of these deadlines is not met, the transactions contemplated by the Residuals Asset Purchase Agreement are subject to rescission in the absence of a waiver or further agreement of the parties to the contrary. The amendment also clarifies various other provisions of the Residuals Asset Purchase Agreement.


SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


IRWIN FINANCIAL CORPORATION
(Registrant)


Date: September 22, 2008   By: /s/ Gregory F. Ehlinger
                            _____

                                  GREGORY F. EHLINGER
                                  Chief Financial Officer